December 1, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention: Stephen Kim

Re:	Wilhelmina International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021 Filed March 16, 2022 File No. 001-36589

Dear Mr. Kim:

On behalf of Wilhelmina International, Inc. (“Wilhelmina” or the “Company”), set forth below is a response to the comment of the Staff of the Securities and Exchange Commission regarding the above-referenced filing set forth in the Staff’s letter dated November 17, 2022. For your convenience, we have repeated the comment set forth in the Staff’s letter in italics and followed such comment with the Company’s response.

Response Dated August 26, 2022

General

1.

We have reviewed your accounting for the recognition of model commissions revenue through arrangements where your represented talent provides modeling and/or social media influencer services to clients pursuant to arrangements between you and the client (“direct bookings”) as it relates to principal versus agent considerations under ASC 606. Based on the information you provided, we object to your conclusion that you are the principal for direct bookings and therefore also object to your recognition of revenue related to direct bookings on a gross basis. We would not object to a conclusion whereby you are the agent for direct bookings and recognize revenue on a net basis.

RESPONSE:

The Company’s consistent historical presentation in its audited financial statements of receipts from direct bookings on a gross basis reflects the good faith judgment of both its management and audit committee that the Company is the principal in the contractual relationships with its clients. This good faith judgment has been based on extensive knowledge of our business operations and continuing analysis of the factors to be considered under ASC 606. However, through the comment letter dated November 17, 2022, and teleconference discussions, the Staff has communicated that its judgment that the Company is only an agent should take precedence.

The Company has now concluded that, under these circumstances, further dialogue or appeal with the Staff would be unproductive and not in the best interests of its shareholders. Therefore, the Company has determined to accept the Staff’s position and present receipts from direct bookings on a net basis. As a result, the Company intends to (a) timely file a Form 8-K advising that the statements of operations and comprehensive income (loss) included in its Annual Report on Form 10-K for the year ended December 31, 2021, and in its Quarterly Report on Form 10-Q for the interim period ended September 30, 2022, should no longer be relied upon, and (b) file an amendment to each such report reflecting this change in presentation of revenue in the statements of operations and comprehensive income (loss) included therein.

We trust that the foregoing responds sufficiently to the Staff's comments and concludes this matter. If you have any questions or comments concerning the Company's response, please do not hesitate to contact the undersigned at 212-271-1601. Since we intend to file our Form 8-K on or before December 6, 2022, your prompt attention to this response is appreciated.

Very truly yours,

/s/ James A. McCarthy
James A. McCarthy
Chief Financial Officer

cc:         Mark E. Schwarz, Chairman